EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Further to the Company's immediate reports of January 16, 2014, concerning the format of the provision of wholesale services and of November 17, 2014 and further to the description in Section 1.6.3 of the chapter containing a description of the Company's business affairs in its 2013 periodic report, and the update thereto in the quarterly report for the period ending September 30, 2014, an immediate report is hereby provided that on January 27, 2015, the Company received a decision from the Director General of the Ministry of Communications regarding the regulation of wholesale services - on the subject of the PIA (Physical Infrastructure Access) and SLU (Sub Loop Unbundling) service portfolio, establishing that the Company is required to commence the provision of such services as of August 1, 2015.

In his decision, the Director General of the Ministry of Communications noted that while an infrastructure owner's obligation to provide wholesale services to the service suppliers was already established, a determination regarding the mutual obligation (among infrastructure owners) constituted a first decision, and due to the fact that the Authority is required to act with restraint in making decisions on issues regarding which there is no special necessity or urgency to act, it would be desirable for such matter to be decided by the next government.

It is noted, as detailed in the Company's immediate report of December 30, 2014, that the Company petitioned the High Court of Justice, inter alia, for the cancellation of the rates set by the Ministry of Communications (on November 17, 2014) for such services.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.